UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Mills Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

601148109

(CUSIP Number)

James M. Barkley, Esq.

Simon Property Group, Inc.

225 W. Washington Street

Indianapolis, IN  46204

with copies to:

Arthur Fleischer, Jr., Esq.

Peter S. Golden, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simon Property Group, Inc. 04-6268599

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -48,935,908(1)-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -48,935,908(1)-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -48,935,908(1)-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 86.0%(1)

14.	Type of Reporting Person (See Instructions) CO

**           The reporting person may be deemed to be part of a group with Farallon Capital Management, L.L.C. and certain funds it manages (“Farallon”).  However, the reporting person disclaims beneficial ownership of any securities owned by Farallon.

(1)  - Represents the shares of common stock, par value $0.01 per share, of The Mills Corporation (the “Shares”), accepted for payment by SPG-FCM Ventures, LLC pursuant to its tender offer for all outstanding Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2007, and does not include the 22,000,000 Shares for which SPG-FCM Acquisition, Inc. has given notice to exercise its option to acquire, as reported in Item 4 of this Schedule 13D.

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simon Property Group, L.P. 34-1755769

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -48,935,908(2)-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -48,935,908(2)-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -48,935,908(2)-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 86.0(2)%

14.	Type of Reporting Person (See Instructions) PN

**           The reporting person may be deemed to be part of a group with Farallon Capital Management, L.L.C. and certain funds it manages (“Farallon”).  However, the reporting person disclaims beneficial ownership of any securities owned by Farallon.

(2)  - Represents the shares of common stock, par value $0.01 per share, of The Mills Corporation (the “Shares”), accepted for payment by SPG-FCM Ventures, LLC pursuant to its tender offer for all outstanding Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2007, and does not include the 22,000,000 Shares for which SPG-FCM Acquisition, Inc. has given notice to exercise its option to acquire, as reported in Item 4 of this Schedule 13D.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on February 21, 2007 (collectively, with all amendments thereto, the “Schedule 13D”) by Simon Property Group, Inc. and Simon Property Group, L.P. (the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share, of The Mills Corporation.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the initial Schedule 13D.

As previously reported, the Reporting Persons may be deemed to have become members of a group with the Farallon Funds with respect to the shares of common stock, par value $0.01 (the “Shares”), of The Mills Corporation (the “Company”) beneficially owned by the Reporting Persons.  In addition, by virtue of the transactions and agreements reported in this Amendment, the Reporting Persons may be deemed to have beneficial ownership of Shares held by SPG FCM Ventures, LLC (the “Parent”), a Delaware limited liability company formed by Simon Operating Partnership and the Farallon Funds, and SPG-FCM Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Subsidiary”).  This Amendment constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Farallon Funds and Parent are responsible solely for the information contained in their filings on Schedule 13D or Schedule TO, as applicable.  See Items 4 and 5 for additional  information regarding Shares which the Farallon Funds, Parent and Subsidiary may be deemed to beneficially own.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and updated by adding the following:

On March 29, 2007, Simon Property and Farallon Capital Management, L.L.C. (“Farallon”) issued a joint press release announcing the results of the Tender Offer that expired at 12:00 midnight, New York City time, at the end of Wednesday, March 28, 2007.  A total of 48,935,908 common shares of the Company (including 6,049,663 shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn and have been accepted for payment by Parent.  These shares represent approximately 86.0% of the outstanding common shares of the Company and, together with shares owned by the Farallon Funds, represent approximately 96.8% of the outstanding common shares of the Company.

Subsidiary has notified the Company of its exercise of the option under the Short Form Merger Option Agreement, dated as of February 12, 2007, among the Company, Parent and Subsidiary, to purchase an additional 22,000,000 Shares to result in the ownership of record of over 90% of the outstanding Shares (after giving effect to the option exercise) prior to the physical delivery of Shares tendered pursuant to guaranteed delivery procedures.  The closing of this transaction is expected no later than Friday, March 30, 2007.

The acquisition of the Company will be completed by means of a merger of a subsidiary of Parent and the Company.  In the merger, all outstanding common shares of the Company (other than shares as to which appraised rights are perfected under Delaware law) will be converted into the right to receive the same $25.25 in cash per share as paid in the Tender Offer, without interest.  The merger will be implemented on an expedited basis pursuant to the short-form merger procedure under section 253 of the General Corporation Law of Delaware.  The merger is expected to occur within the next several days.

A copy of the joint press release is attached as Exhibit 11 to the Schedule 13D and is incorporated herein by reference

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended by adding the following:

(a)           The Reporting Persons may be deemed to share beneficial ownership of the 48,935,908 Shares purchased by Parent pursuant to the Tender Offer, which represent approximately 86.0% of the outstanding Shares.  In addition, the Farallon Funds have reported beneficial ownership of an aggregate of 6,145,000 Shares or approximately 10.8% of the outstanding Shares, based upon the Company’s representation in the Merger Agreement.  Simon Property and Simon Operating Partnership disclaim beneficial ownership of any Shares owned by the Farallon Funds.

Item 7.	Material to Be Filed as Exhibits
The following document is filed as an Exhibit to this Schedule 13D:
Exhibit 11	Press Release issued jointly by Simon Property Group, Inc. and Farallon Capital Management, L.L.C. on March 29, 2007.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2007

SIMON PROPERTY GROUP, INC.

	By	/s/ Richard S. Sokolov
Name: Richard S. Sokolov
Title: President and Chief Operating Officer

SIMON PROPERTY GROUP, L.P.
By Simon Property Group, Inc.
its General Partner

	By:	/s/ Richard S. Sokolov
Name: Richard S. Sokolov
Title: President and Chief Operating Officer